UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                SCHEDULE 13D/A



                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)



                          MONTEREY BAY BANCORP, INC.
                               (Name of Issuer)

                    Common Stock, $.01 par value per share
                        (Title of Class of Securities)

                                   61239H107
                                (CUSIP Number)

                               Dr. Luca Fossati
                            Findim Investments S.A.
                              Gradinata Forghee 2
                             Massagno, Switzerland
                               011-41-91-568916

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               January 14, 1997

            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

 CUSIP No. 649389103

  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Findim Investments S.A.

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                   (a) ( )
                                   (b) ( )

  3  SEC USE ONLY
  4  SOURCE OF FUNDS*

     WC

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                   ( )

  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

  7  SOLE VOTING POWER:

     323,500 shares of Common Stock

  8  SHARED VOTING POWER:  0

  9  SOLE DISPOSITIVE POWER:

     323,500 shares of Common Stock

 10  SHARED DISPOSITIVE POWER:  0

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     323,500 shares of Common Stock

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*

          ( )

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.97%

 14  TYPE OF REPORTING PERSON*

     CO

     This Amendment No. 4 is filed on behalf of Findim Investments S.A. ("Findim") and amends the initial statement dated November 6, 1996 (the "Initial Statement"), as amended by Amendment No. 1, Amendment No. 2, and Amendment No. 3 thereto, with respect to shares of common stock, $.01 par value (the "Shares"), of Monterey Bay Bancorp, Inc., a California corporation (the "Issuer"), whose principal executive offices are located at 36 Brennan Street, Watsonville, California 95076. The purpose of this Amendment No. 4 is to amend Item 4 of the Initial Statement and to add thereto the information set forth below under the appropriate item heading.


Item 4.  Purpose of Transaction

     Item 4 is hereby amended by the addition of the first paragraph below.

     Findim or representatives thereof may consider seeking election to the Board of Directors of the Issuer, either by filling a vacancy, by nomination by the existing Board or by soliciting proxies from shareholders in connection with the next annual meeting of the Issuer.

     Except as set forth herein, none of Findim, Findim S.p.A. or Dafofin and, to the best knowledge of Findim, Findim S.p.A. and Dafofin, none of the persons set forth in Exhibit 1 has any plans or proposals that relate to or would result in (a) the acquisition or disposition by any person of additional Shares of the Issuer; (b) an extraordinary corporate transaction such as merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto, or other actions which may impede the acquisition or the control of the Issuer by any person; (h) causing securities of the Issuer to be deleted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing securities of the Issuer to be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to the foregoing.

                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  January 14, 1997    FINDIM INVESTMENTS S.A.


                            /s/ Dr. Luca Fossati
                            Dr. Luca Fossati
                            President and Director